

OFFERING MEMORANDUM

facilitated by



Localisity

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Localisity
State of Organization	MA
Date of Formation	07/12/2018
Entity Type	Limited Liability Company
Street Address	7 Hereford St Apt 1, Boston MA, 02115
Website Address	https://localisity.com/

(B) Directors and Officers of the Company

Key Person	Bharath Parapalli
Position with the Company Title First Year	Advisor 2018
Other business experience (last three years)	Bharath manages software development teams, converts business processes and ideas into software architecture and code. Bharath has ten years of experience fulfilling various roles in software development and six years in Lead or Architect roles. He received the Addy Award in 2013 for Best Business-Facing Website and was selected for the Start-ups in Analytics Panel at HBS.

Key Person	Charles Dooley
Position with the Company Title First Year	 CEO & Co-Founder 2018
Other business experience (last three years)	Ben has 15 years of experience in consultative technology enterprise sales roles leading cross-functional teams of engineering, marketing, sales, finance, and legal to achieve aggressive business objectives. He has worked for small companies for most of his career, serving clients such as Intel, AMD, Thomson Reuters, Raytheon, and nVidia. He is a startup advisor and mentor to multiple software companies globally. Ben holds a Graduate Certificate in Business Analytics from Harvard Business school, an MS in Finance from Northeastern University, and a BS in Computer Engineering from the University of South Carolina.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Bharath Parapalli	45%
Charles Dooley	45%

(D) The Company's Business and Business Plan

The Opportunity

Localisity's mission is to help the over 1 million US small businesses to compete in the digital era by reaching their customers where they spend most of their time — online — and to meet changing consumer demands.

Localisity helps our businesses:

- Maintain top-of-mind for their customers even when not at their physical storefront.
- Service their customers through online transactions which include delivery and service bookings.
- Drive better business outcomes by providing low-cost, on-demand services that allow businesses to maintain profitability within current margins.

Overview

Small businesses comprise over 50% of jobs in the US. However, over the last fifteen years, small business formation has declined by nearly 20% as larger digital and retail conglomerates have taken market share from small businesses, resulting in significant revenue pressure and market share loss for small businesses.

Unlike large companies that bring with them digital and logistics experts to optimize customer acquisition and retention, our local mom-and-pop shops are at a significant technological disadvantage. Some small businesses may only have a Facebook page, a rudimentary website, or perhaps they have a delivery infrastructure — but these operationally intensive approaches have yet to show whether they truly add to small business' bottom lines. National emergencies like that of COVID-19 bring the acuteness and necessity of these modern operational challenges to the forefront.

Small businesses need a cohesive, unified approach to competing for market share as well as a continuity plan for what happens during emergencies like COVID-19.

One thing that is clear: consumer behavior is changing as a result of digital native e-commerce companies and the big-box stores making the digital transition. Customers now shop more online, with mobile shopping alone expected to increase by 56% over the next 5 years.

Why do customers not shop local today?

- Disparate information - it's easier to find products on established corporations like GrubHub or Amazon.
- Convenience - consumers prefer to interact with and purchase from retailers online. And let's face it, they want products brought to them.
- More expensive - current convenience solutions require 20-30% markups to compensate for existing platform listing fees, making the small business seem more expensive.

What if there was a single platform where you could shop your local grocery store, buy what you need for your home improvement project from the local hardware store, or order last-minute locally-made gifts all from the same place? What if that same platform was built from the ground up to be friendly on the business' budget? This is Localisity. We help consumers act on their desire to buy local and we do it in a way that is economic for small businesses.

A Note From the CEO:

"We are very happy to have your help furthering Localisity's mission to bring 'Buy Local' into the 21st century. Local businesses are a vital part of our national economy and our local cultures. Together, we will ensure they thrive in today's changing world." - Ben Dooley

Product Offerings

By bringing together local services (like those of contractors and salons) with local retailers (such as grocery and hardware stores) we have created a marketplace with broad visibility into the wide range of products and services available in local communities. Our platform allows consumers to buy products from local retailers and have them delivered on the same day, to book services with local service providers, and to discover new businesses.

You might be shopping at the local hardware store and come across a new restaurant during the same browsing visit, without switching platforms.

We help local businesses by providing:

- An online e-commerce site for their brick and mortar stores such as restaurants, groceries, clothing, specialty, alcohol, and hardware retailers.
- Same-day delivery that is free to the business.
- Online appointment bookings for service companies like salons, tutors, accountants, roofers, and plumbers.
- Marketing services, including email marketing and social media management.

We help consumers:

- Get the lowest-priced delivery available.
- Find goods and services available from their neighborhood businesses.

For more information, visit: https://localisity.com/business/

Performance to Date:

- Delivering nearly $10,000 to our member businesses monthly
- Signed 15 businesses on our website
- Onboarded over 15,000 drivers in our nationwide network
- Built out the team to operationalize and scale our MVP

(E) Number of Employees

The Company currently has 7 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	September 30, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Sales & Marketing	$11,500	$24,500
Product Enhancement	$11,000	$23,580
Insurance	$7,000	$15,000
Legal & Professional	$11,500	$25,000
Customer Support & Operations	$6,000	$12,500
Mainvest Compensation	$3,000	$6,420
TOTAL	$50,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.4 - 5.1%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.43%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.4% and a maximum rate of 5.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	2.4%
$64,250	3.1%
$78,500	3.8%
$92,750	4.4%
$107,000	5.1%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Bharath Parapalli	45%
Charles Dooley	45%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Charles Dooley	$2,500	20%	04/23/2021	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

FINANCIAL LIQUIDITY

Localisity has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Localisity expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

FORECASTED MILESTONES

Localisity forecasts having a generally available product by September 30, 2020. Generally available means we will be able to offer services to businesses in over 35 geographic locations in the US.

OTHER OUTSTANDING DEBT

As of July 5, 2020, Localisity has debt of $2,500 outstanding and a cash balance of $2,000. This debt is sourced primarily from Charles Dooley (Founder) and will be senior to any investment raised on Mainvest. In addition to the Localisity's outstanding debt and the debt raised on Mainvest, Localisity may require additional funds from alternate sources at a later date.

HISTORICAL MILESTONES

Localisity has been operating since June, 2018 and has since achieved the following milestones:

- Jun, 2018 Opened location in Boston, MA
- Aug, 2018 Signed first 3 retailers in Boston and Cambridge
- Sep, 2018 Performed first deliveries!
- Jun 2019 Expanded to 13 retailers
- Mar, 2020 Enabled over $10,000 in additional monthly sales to our retailers

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Localisity Financial Forecast

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$93,936	$383,735	$681,068	$978,402	$1,275,735
Revenue Growth Rate	n/a	309%	77%	44%	30%
Cost of goods sold	$1,000	$4,085	$7,250	$10,416	$13,581
Gross profit	$92,936	$379,650	$673,818	$967,986	$1,262,154
OpEx					
Rent	$0	$0	$0	$0	$0
Equipment lease	$5,000	$20,425	$36,252	$52,078	$67,904
Utilities	$0	$0	$0	$0	$0
Insurance	$15,000	$15,375	$15,759	$16,153	$16,557
Advertising	$12,000	$49,021	$87,004	$124,987	$162,971
Legal & Professional	$25,000	$25,625	$26,266	$26,922	$27,595
Office and Admin	$5,000	$20,425	$36,252	$52,078	$67,904
Repairs & Maintenance	$0	$0	$0	$0	$0
Payroll	$0	$80,000	$141,987	$203,975	$265,962
Manager salary	$0	$0	$0	$0	$0
Developer	$ 35,000	$75,000	$133,113	$191,226	$249,339
Contract Labor	$ 25,000	$50,000	$88,742	$127,484	$166,226
Total	$122,000	$335,872	$565,375	$794,904	$1,024,459
Operating Profit	-$29,064	$43,778	$108,443	$173,082	$237,695

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0.00
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$770.00
Cost of Goods Sold	$0	$232.00
Taxes Paid	$0	$0
Net Income	$-19,207.00	$538.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V